RIGHTS OFFERING / PUBLIC OFFERING OF UNSUBSCRIBED SHARES Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-188146 Dated September 4, 2013 SEPTEMBER 2013

NOTICES
This presentation highlights basic information about Jacksonville Bancorp, Inc. (the “Company”) and this offering.  Because it is a summary, it does not contain all of the information that you should consider before investing.
The statements contained in this presentation, other than historical information, are forward-looking statements, which involve risks, assumptions and uncertainties. The risks, uncertainties and factors affecting actual results include but are not limited to: our ability to conduct, and the results of, the rights offering and the public offering; our ability to dispose of substandard assets and the disposition prices thereof; economic and political conditions, especially in North Florida; real estate prices and sales in the Company’s markets; competitive circumstances; bank regulation, legislation, accounting principles and monetary policies; the interest rate environment; efforts to increase our capital and reduce our nonperforming assets; and technological changes. The Company’s actual results may differ significantly from the results discussed in forward-
looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The
Company does not undertake, and specifically disclaims, any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Additional information regarding risk factors can be found in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on
Form 10-K for the year ended December 31, 2012 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.
Quarterly information presented for all periods is unaudited.
The shares of common stock being offered are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The Company has filed a registration statement (including a prospectus) (Registration No. 333-188146) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Company’s website at
www.jaxbank.com.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus upon request by calling toll-free at 1-855-400-0802.

Issuer: Jacksonville Bancorp, Inc.
Ticker / Exchange: JAXB / NASDAQ
Summary of Offering:
Rights offering with concurrent public offering of unsubscribed shares
Offering Size:
Up to 10,000,000 primary shares of common stock in the rights offering; shares unsubscribed in the rights offering will be offered concurrently in a public offering
Offering Price: $0.50 per share in both rights offering and public offering
Offering Period:
Use of Proceeds:
Financial Advisor and Sales Agent: Hovde Group, LLC
Prospectus:
Rights offering period will be 30 days (unless extended) and the public offering period will commence concurrently with the rights offering and will expire 10 trading days (unless extended) after the expiration of the rights offering
Provide additional liquidity for working capital and for general corporate purposes, mainly for The Jacksonville Bank
O
FFERING
O
VERVIEW
This Prospectus is available by clicking here.

COMPANY PROFILE
Founded in 1997, Jacksonville Bancorp, Inc. (“Bancorp”) is a bank holding company headquartered in Jacksonville, Florida, that conducts its operations through its wholly-owned subsidiary, The
Jacksonville Bank (the “Bank”)
The Bank operates nine (1) branches in the Jacksonville
Metropolitan Statistical Area (“MSA”), and with a 1.14% deposit market share (4) , it is the largest community bank headquartered in the Jacksonville MSA
As of June 30, 2013, Bancorp had total assets, net loans and deposits of $522.4 million, $364.6 million and $449.3 million, respectively
The Bank is well capitalized with 13.7% total risked-based capital and 9.2% leverage ratio as of June 30, 2013
Bancorp has recently taken several steps to strengthen its balance sheet and bolster its leadership

BANCORP FINANCIAL HIGHLIGHTS
(1) Includes eight brick-and-mortar branches and one cyber branch
(2) Series A preferred stock is Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock
(3) Includes non-performing TDRs
(4) Source: SNL Financial as of 6/30/2013
(5) Includes year-to-date unaudited information
Rank Institution (ST) Branches
Deposits in
Market ($000)
Market
Share
1 Bank of America Corp. (NC) 37 20,883,062 45.50%
2 EverBank Financial (FL) 6 9,864,722 21.49%
3 Wells Fargo & Co. (CA) 62 5,514,310 12.01%
4 SunTrust Banks Inc. (GA) 27 1,708,042 3.72%
5 BBVA 25 1,377,221 3.00%
6 Regions Financial Corp. (AL) 25 1,043,297 2.27%
7 Toronto-Dominion Bank 8 611,515 1.33%
8 Jacksonville Bancorp, Inc. (FL) 9 521,677 1.14%
9 Ameris Bancorp (GA) 10 513,490 1.12%
10 BB&T Corp. (NC) 14 445,217 0.97%
Total For Institutions In Market 309 45,900,021
(4)
2012 JACKSONVILLE MSA DEPOSIT MARKET SHARE
In December 2012, Bancorp completed a $50.0 million private
placement of Series A convertible preferred stock (2) which
subsequently converted into shares of common stock and
nonvoting common stock
Also in December 2012, $25.1 million in assets, primarily classified loans, were sold to reduce its risk profile (the “Asset Sale”)
Bancorp enhanced its management team through the strategic
additions of three Directors, a CCO and an interim principal executive officer (“PEO”)
(5)
($ in thousands) For the Six Months Ended
June 30, 2013
Balance Sheet
Total Net Loans $364,649
Total Assets 522,433
Total Deposits 449,254
Common Equity $32,033
Income Statement
Net Interest Income $9,937
Non-Interest Income 801
Net Income $228
Ratios
Net Interest Margin 3.9%
Return on Average Equity 1.4%
Efficiency Ratio 100.4%
Tangible Common Equity / Tangible Assets 5.9%
ALLL / Gross Loans 4.5%
NPAs / Assets
(3)
5.0%

Jacksonville Bancorp Inc.

Jacksonville
Atlantic Beach
Jacksonville Beach
Bellair
Orange Park

Originally founded in 1997, Jacksonville Bancorp, Inc. has a well established presence in Jacksonville, Florida, with nine (1)
branches, $522.4 million in assets and $449.3 million in deposits as of June 30, 2013
The map to the right depicts Bancorp’s branch network, and
the timeline below illustrates key milestones for Jacksonville
Bancorp, Inc.

(1) Includes eight brick-and-mortar branches and one cyber branch
(2) Series B preferred stock is Noncumulative, Nonvoting, Perpetual Preferred Stock
(3) Series A preferred stock is Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock
1997 2010 2012 2013
October 24, 1997
Bancorp was
incorporated under the
laws of the State of
Florida for the purpose
of organizing the Bank
November 16, 2010
Bancorp acquired Atlantic BancGroup,
Inc. and concurrently raised $35.0
million through a private placement of
common stock to accredited investors,
led by CapGen  Capital Group  IV LP
(“CapGen”)
September 27, 2012
As part of a bridge financing,
Bancorp sold to CapGen
5,000 shares of Series B
preferred stock
(2)
for an
aggregate purchase price of
$5.0 million
December 31, 2012
Completed a $50.0 million private
placement (which rolled in $5
million bridge financing) of Series
A preferred stock
(3)
to CapGen
and 29 other accredited investors
February 19, 2013
50,000 outstanding shares of
Series A preferred stock
(3)
converted into an aggregate of
47,640,000 shares of common
stock and 52,360,000 shares of
nonvoting common stock
May 28, 1999
The Bank, a Florida state-
chartered commercial bank,
opened for business
February 11, 2011
Loans classified as held-for-sale in
the amount of $13.9 million were
sold
December 31, 2012
Completed asset sale
transaction, which reduced
assets of $25.1 million,
primarily classified loans
June 27, 2013
Three new independent directors were
appointed to the Board of Bancorp and
Bank, and Donald F. Glisson, Jr.,
Chairman of the Board of Bancorp, was
appointed as interim PEO
J
ACKSONVILLE
B
ANCORP
,
I
NC
.
H
ISTORY
BRANCH FOOTPRINT
(1)

The following table describes capitalization as of June 30, 2013, on an actual and as adjusted basis to give effect to the issuance and sale of 10 million shares of common stock in this offering, net of $0.5 million in estimated offering expenses
Pro forma information is also presented in the table below to show sensitivity around various levels of participation
PRO
FORMA BALANCE SHEET

BANCORP
PRO
FORMA
BALANCE
SHEET
(1)
(1) Pro forma information reflects net proceeds from the offering of approximately $4.5 million, net of estimated offering expenses of $0.5 million; $2.0 million, net of estimated offering expenses of $0.5 million; and $0.8 million, net of offering expenses of $0.4 million, based on subscription rates of 100%, 50%, and 25%, respectively
(Dollars in thousands) June 30, 2013
Pro Forma Pro Forma Pro Forma
Actual
100% Participation 50% Participation 25% Participation
Assets:
Cash and cash equivalents
(1)
$42,799 $47,263 $44,838 $43,626
Securities available-for-sale
83,234 83,234 83,234 83,234
Net loans
364,649 364,649 364,649 364,649
Other assets
31,751 31,751 31,751 31,751
Total assets
$522,433 $526,897 $524,472 $523,260
Liabilities and Shareholders’ Equity
Liabilities:
Deposits
$449,254 $449,254 $449,254 $449,254
Borrowings
38,487 38,487 38,487 38,487
Other liabilities
2,659 2,659 2,659 2,659
Total liabilities
490,400 490,400 490,400 490,400
Shareholders’ Equity:
Preferred stock
- - - -
Voting common stock, $0.01 par value
535 635 585 560
Nonvoting common stock, $0.01 par value
524 524 524 524
Additional paid-in capital
132,868 137,232 134,857 133,670
Retained earnings (deficit) (101,500) (101,500) (101,500) (101,500)
Accumulated other comprehensive income (394) (394) (394) (394)
Total equity 32,033 34,072 32,860
Total liabilities and shareholders’ equity
$522,433 $526,897 $524,472 $523,260
Capital Ratios: Consolidated
Total capital to risk-weighted assets
13.6% 15.0% 14.2% 13.9%
Tier 1 (core) capital to risk-weighted assets
11.0% 12.7% 11.7% 11.3%
Tier 1 (core) capital to average assets
8.1% 9.3% 8.7% 8.4%
36,497

CAPGEN
RECAPITALIZATION
On December 31, 2012, Bancorp completed a $50.0 million capital raise (1) through the private placement of 50,000 shares of Series A preferred stock (2) to CapGen and 29 other accredited investors at a purchase price of $1,000 per share (the “Private Placement”)
Consideration in the Private Placement included the following:
Cash;
The one-for-one exchange of Series B preferred stock (3) sold in the
$5.0 million bridge financing to CapGen in September 2012; and
$1.8 million in the cancellation of outstanding debt under revolving loan agreements held by certain purchasers in the Private
Placement and/or their related interests
On February 19, 2013, after receipt of shareholder approval, the 50,000 outstanding shares of Series A preferred stock (2) converted into an aggregate of 47,640,000 shares of common stock and 52,360,000 shares of nonvoting common stock
The effective purchase price was $0.50 per common share; this is the same price at which this offering is being priced
ASSET
SALE
A strategy to accelerate the disposition of substandard assets was adopted during the second quarter of 2012
Immediately prior to the Private Placement, the Bank sold $25.1 million of other real estate owned (“OREO”), nonaccrual loans, loans with a history of being past due and other loans that were part of an overall customer relationship to a real estate investment firm, who was also an investor in the Private Placement, for a purchase price of $11.7 million
The assets underlying the Asset Sale included OREO of $0.5 million and loans of $24.6 million
The Asset Sale was ultimately completed immediately prior to the closing of the Private Placement
This Asset Sale resulted in the following reduction of assets:
Total loans past due still accruing interest decreased by $6.7 million from $11.4 million at September 30, 2012 to $4.6 million at
December 31, 2012, or approximately 59.4%; at June 30, 2013, total loans past due still accruing interest declined further to $2.5 million
Non-performing loans decreased by $12.5 million from $35.2 million at September 30, 2012 to $22.7 million at December 31, 2012, or approximately 35.3%; at June 30, 2013, non-performing loans
declined further to $17.0 million

(1) Included $5 million raised in bridge financing in September 2012
(2) Series A preferred stock is Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock
(3) Series B preferred stock is Noncumulative, Nonvoting, Perpetual Preferred Stock
RECENT EVENTS

Experience Relevant Prior Experience
Donald F. Glisson, Jr.
Chairman of the Board
Interim
Principal
Executive
Officer (1)
Over 25 Years
Chairman and Chief Executive Officer of Triad Financial Services Inc., a consumer finance company based in Jacksonville, Florida, and the second largest originator of manufactured housing loans in the U.S.
Chairman of the Board of Oceanside Bank and its holding company, Atlantic
BancGroup, Inc., from 1996 to November 2010
Margaret A. Incandela
Executive VP, Chief Credit Officer &
Chief Operating Officer
Over 25 Years
Executive VP and Chief Credit Officer of Heritage Bank of Commerce (San Jose, CA)
Executive VP and Chief Credit Officer of New Resource Bank (San Francisco, CA)
Senior VP and Regional Credit Officer of Diablo Valley Bank (Danville, CA)
Various other credit and lending positions at CIB Marine Bancshares, Inc., Bridgeview
Bank, Banco Popular North America, Bank United, Compass Bank, First City
Bancorporation and MBank Alamo
Valerie A. Kendall
Executive VP & Chief Financial Officer
Over 25 Years
Executive VP and Chief Financial Officer of P.C.B. Bancorp, Inc. (Clearwater, FL)
Senior finance positions with AmSouth Bank (NKA Regions), Barnett Bank (NKA
Bank of America) and SunTrust
Scott M. Hall
Executive VP & President of Bank
Over 25 Years
Vice President/Commercial Banking Relationship Manager of First Union National
Bank (Jacksonville, FL)
Actively engaged in commercial banking in the Jacksonville market for over 20 years

(1)
The Company has engaged an executive search firm to initiate the search for a President and Chief Executive Officer
Executive Management Team:
ENHANCED LEADERSHIP TEAM

Jacksonville Bancorp Inc.

Newly Appointed Directors

Board of Directors:

Title Biography
Donald F. Glisson, Jr.
Chairman of
the Board
Former Chairman of the Board of Oceanside Bank and its holding company, Atlantic BancGroup, Inc.
James M. Healey Director
Owner and President of House & Home Investments, Inc., a real estate management company
Partner of Mint Magazine, Inc.
Previously worked at Carnation Food Products, Inc. and International Harvester
John W. Rose Director
Principal of CapGen Financial LLC, a private equity fund that specializes in bank and thrift investments
Former President of McAllen Capital Partners, a financial advisory firm
Price W. Schwenck Director
Former President and CEO of Jacksonville Bancorp, Inc.
Former President and Chief Executive Officer of P.C.B. Bancorp, Inc.
Former Regional President for First Union National Bank
Charles F. Spencer Director
President of INOC, LLC, a real estate management development company in Jacksonville, Florida
Executive Vice President of the South Atlantic and Gulf Coast District of International Longshoremen’s Association (ILA) and a member of
ILA’s AFL-CIO Executive Council
John P. Sullivan Director
Managing Director of CapGen Capital Advisers LLC, a private equity fund
Formerly served as Chairman, President, CEO and COO of various financial institutions, including Hamilton Bancorp, River Bank America,
Continental Bank and the Olympian New York Corp.
Gary L. Winfield Director
Chief Medical Officer of LewisGale Regional Health System
Former Chief Medical Officer of Memorial Hospital
Former Owner of Sandcastle Family Practice, P.A., a family practice in Jacksonville Beach, Florida
John A. Delaney Director
President of the University of North Florida since 2003
Former Mayor of Jacksonville from 1995-2003
Former Chief Assistant State Attorney for northeast Florida’s Fourth Judicial Circuit
William R. Klich Director
40 years of banking experience
Formerly held a number of top leadership positions, including State President of BB&T; CEO of Republic Bancshares; CEO of SunTrust
Bank/Gulf Coast; President and CEO of Coast Bank FSB; and Central Florida Regional President of Southeast Bank
Terrie G. Spiro Director
Chairman and CEO of TNP Financial Enterprise Consulting, LLC
30 years of experience as a banker, corporate leader and financial services consultant
Formerly held a number of top leadership positions, including founding market president of First Tennessee Bank, a subsidiary of First
Horizon National Corporation (NYSE:FHN); founding CEO and director of Tysons Financial Corporation and Tysons National Bank; CEO
and director of Heritage Bank Corp. and Heritage Bank; and Executive Officer at Riggs Bank, which was listed on NYSE
ENHANCED LEADERSHIP TEAM
Chairman and Chief Executive Officer of Triad Financial Services Inc., the second largest originator of manufactured housing loans in the
U.S.

Jacksonville Bancorp’s management has pursued, and will continue to pursue, various options to aid in the steady improvement of the company’s results of operations

Reduce Problem
Assets and
Strengthen Credit
Processes
Reposition Loan and
Deposit Portfolio and
Customer Mix
Diversify Balance
Sheet and Minimize
Expenses to
Maximize Earnings
Pursue Strategic
Opportunities
Management Team Focus
KEY MANAGEMENT STRATEGIES

Comprehensive plan to generate lending opportunities has
resulted in approximately $38.0 million in originations thus far in
2013
There are enhanced business opportunities in the Bank’s
market as the start of a recovery is clearly more evident now than last year, which is evidenced by the business expansion that is occurring with the Bank’s customers and through credit enhanced franchise lending opportunities
To address some of these opportunities, the Bank is currently in the process of adding lenders that can enhance the Bank’s credit offering arsenal with additional product lines
The average yield on loans has increased to 5.46% for the three months ended June 30, 2013 compared to 5.25% for the three
months ended June 30, 2012
Focus on C&I with no new land and lot loans:
Expansion of C&I portfolio to manufacturers, distributors, law firms and medical practices
At $43.1 million, as of June 30, 2013, C&I loans have grown to
11.3% of the gross loan portfolio
Two new  seasoned C&I lenders hired in 2013
New Chief Credit Officer directly oversees the underwriting of all new loans
Replaced 80% of the credit underwriting staff and now have all seasoned underwriters with specific knowledge which supports the Bank’s strategic plan

Residential
Real Estate
19.6%
Construction &
Development
8.7%
Owner
Occupied CRE
Mortgage
26.5%
Non Owner
Occupied CRE
Mortgage
29.9%
Multifamily
3.4%
Commercial &
Industrial
11.3%
Consumer &
Other Loans
0.6%
5.41%
5.25%
5.42%
5.56%
6.03%
5.46%
5.00%
5.20%
5.40%
5.60%
5.80%
6.00%
6.20%
2012Q1 2012Q2 2012Q3 2012Q4 2013Q1 2013Q2
GROSS  LOANS AS OF JUNE 30, 2013
HISTORICAL QUARTERLY AVERAGE YIELD ON LOANS
LOAN PORTFOLIO COMPOSITION

(1)
Tier 1 Capital at the Bank
$0.0
$10.0
$20.0
$30.0
$40.0
$50.0
$60.0
2012Q1 2012Q2 2012Q3 2012Q4 2013Q1 2013Q2
$49.1
$46.4
$35.2
$22.7
$20.1
$17.0
$7.7 $7.5
$4.6
$7.0
$9.9
$9.1
$10.9
$4.6
$11.4
$4.6
$8.2
$2.5
($ in thousands)
2008Y 2009Y 2010Y 2011Y 2012Y 2013Q2
Non-performing Loans $12,436 $8,745 $35,017 $46,904 $22,681 $16,973
Loans past due over 90 days still accruing - - - - 67 -
Total 12,436 8,745 35,017 46,904 22,748 16,973
OREO 89 4,011 5,733 7,968 6,971 9,142
Total $12,525 $12,756 $40,750 $54,872 $29,719 $26,115
NPAs Excluding Performing TDRs / Total Assets 2.89% 2.91% 6.25% 9.77% 5.26% 5.00%
Classified Assets $28,989 $48,811 $70,717 $76,584 $45,730 $40,691
Classified Assets / Tier 1 Capital (1) + ALLL
71.2% 107.9% 115.1% 144.0% 69.4% 62.7%
ASSET QUALITY OVERVIEW
NPLs
OREO
30-89 days past due still accruing
Management team has fully evaluated legacy credit processes
and implemented significant structural changes:
Dual signature authority with credit and line lenders
Increased oversight and frequency of reporting of past due
credits and overdrafts
Realign credit and lending teams and strengthen underwriting criteria
Evaluated all of the problem loans rated special mention and worse and segregated the portfolio by asset resolution
strategy
Executed Asset Sale at December 31, 2012
Pursued short sales or discount payoff offers
Restructured loans that could be upgraded quickly
ASSET
QUALITY
MIGRATION
ASSET
QUALITY
DETAIL

Short duration, conservatively managed bond portfolio
INVESTMENT PORTFOLIO AND INTEREST RATE SENSITIVITY
INVESTMENT PORTFOLIO

INTEREST RATE SENSITIVITY AS OF DECEMBER 31, 2012
($ in thousands) Less Than 3 to 6 6 Months 1 Year to Over
3 Months Months to 1 Year 5 Years 5 Years Total
Loans $139,650 $35,603 $46,594 $135,166 $20,820 $377,833
Securities 13,342 5,709 8,088 43,690 13,156 83,985
Other Assets 69,972 -                          249 1,495 178 71,894
Total Rate-Sensitive Assets 222,964 41,312 54,931 180,351 34,154 533,712
NOW Deposits -                          -                          -                          -                          20,180 20,180
Money Market Accounts 168,829 -                          -                          -                          -                          168,829
Savings Deposits -                          -                          -                          -                          9,386 9,386
Time Deposits 42,122 16,680 21,336 116,839 74 197,051
Total Deposit Accounts 210,951 16,680 21,336 116,839 29,640 395,446
Other Liabilities -                          -                          -                          22,200 16,266 38,466
Total Rate-Sensitive Liabilities $210,951 $16,680 $21,336 $139,039 $45,906 $433,912
Gap Repricing Difference $12,013 $24,632 $33,595 $41,312 ($11,752)                $99,800
Cumulative Gap $12,013 $36,645 $70,240 $111,552 $99,800 -
Cumulative Gap to Total Rate-Sensitive Assets 2.3% 6.9% 13.2% 20.9% 18.7% -
($ in thousands) December 31, 2012 June 30, 2013
Book Value Fair Value Book Value Fair Value
U.S. GSEs & Agencies $10,286 $10,491 $8,815 $9,030
State & Political Subdivisions 16,598 18,166 13,307 14,045
Mortgage-Backed Securities - Residential 32,148 33,646 25,741 26,368
Collateralized Mortgage Obligations 19,349 19,527 31,001 30,685
Corporate Bonds 2,048 2,155 3,042 3,106
Total Available-for-Sale Securities $80,429 $83,985 $81,906 $83,234
79.4% of bonds have explicit or implicit U.S. government
guarantee
Structured to provide liquidity
Portfolio remains in unrealized gain position
Overall, balance sheet is “positively gapped” to benefit in a rising rate environment

DEPOSIT COMPOSITION
DEPOSIT
COMPOSITION
DETAIL
Focused effort to grow and reposition deposit portfolio:
Ran off $24.2 million of national CDs in the first six months of
2013
Focusing on lending relationships that include large core
deposits
$449.3 million in deposits as of June 30, 2013
Average cost of interest bearing liabilities improved to 1.13% for the three months ended June 30, 2013 compared to 1.17% for the same period in 2012
Re-pricing activities in the current low interest rate
environment, coupled with an increase in non-interest bearing deposits to $105.2 million as of June 30, 2013 from $93.4
million as of June 30, 2012, led to the decrease in cost of
interest bearing deposits
Time deposits decreased from $220.4 million in Q2 2012 to $155.4 million in Q2 2013
AVERAGE
DEPOSIT AS OF
JUNE
30, 2013

HISTORICAL
COST OF
INTEREST
BEARING
LIABILITIES
Time Deposits
35.0%
Non-Interest
Bearing
Liabilities
22.9%
NOW Deposits
4.7%
Savings
Deposits
2.2%
Money Market
Deposits
35.2%
2.10%
1.90%
1.70%
1.50%
1.30%
1.10%
0.90%
2.11%
1.47%
1.15%
1.12%
2010Y 2011Y 2012Y YTD June 30,
2013

Jacksonville Bancorp Inc.

Price
Volume (shares in millions)

As of July 31, 2013, Bancorp had 53.5 million shares of voting common stock outstanding and 52.4 million shares of nonvoting common stock outstanding
As depicted in the table to the right, CapGen is the largest holder of voting common stock with a total of 49.9% (1)
Based on nonvoting common stock, CapGen is the largest holder with 69.0% (1) , followed by Wellington Management Company with
17.7% (1) of total nonvoting common stock
Public float of 25.7 million shares (1)
Average daily trading volume over the last three months of
39,830 shares as of August 28, 2013
* Includes options exercisable within 60 days of March 11, 2013

(1) Based on beneficial ownership as of March 11, 2013 when 53,530,880 shares of common stock  and 52,360,000 shares of nonvoting common stock were outstanding, as reported in the
Company’s Definitive Proxy Statement filed  on March 29, 2013; excludes ownership of Stepen C. Green, who is no longer a director or executive officer
(2) Source: SNL Financial; ownership calculated by Company as of August 20, 2013, the record date for the rights offering
Name
  Shares
Beneficially
Owned*
% of Class
Outstanding
CapGen Capital Group LP 26,684,144    49.85%
Donald F. Glisson, Jr. 534,810         1.00%
Price W. Schwenck 434,050         0.81%
John W. Rose 88,750           0.17%
Gary L. Winfield 29,800           0.06%
Valerie A. Kendall 51,000           0.10%
Charles F. Spencer 19,500           0.04%
Scott M. Hall 37,800           0.07%
James M. Healey 5,520             0.01%
Total 27,885,374    52.09%
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
Volume
Price
Aug 2012
Nov 2012 Feb 2013 May 2013 Aug 2013
OWNERSHIP PROFILE AND SHARES OUTSTANDING
INSTITUTIONAL OWNERSHIP – TOP FIVE
INSIDER OWNERSHIP – VOTING COMMON STOCK
(1)
(2)
JAXB STOCK PERFORMANCE
–
LTM AS OF AUGUST 28, 2013
Top Five Institutional Owners
Wellington Management Company LLP
Sandler O'Neill Asset Management, LLC
Waterfall Asset Management, LLC
Mendon Capital Advisors Corporation
Boston Provident, L.P.
Total  Top Five Institutional Ownership: 32.91%

MARKET OVERVIEW
Jacksonville ranks 40 nationally out of 938 metropolitan areas for number of businesses with 34,085 and 44  for number of employees with 482,315
Home to several institutions of higher learning, including the University of North Florida, as well as the home of the Jacksonville Jaguars NFL franchise
Market opportunities related to the bank lending niche (revenues less than $40M) include
7,556 professional practices and 6,499 manufacturers/distributors
Port of Jacksonville is an international trade seaport, carrying over 8.1 million tons of cargo each year, which has an annual economic impact of over $19 billion, including 65,000 jobs

(1)
Source: Jaxport.com, worldportsource.com, 2010 U.S. Census
(2)
Source: City of Jacksonville as of November 2012 – coj.net
(3)
Source: SNL Financial; U.S. Department of Labor as of June 2013
(4)
Source: Bureau of Economic Analysis; ESRI as of June 2012; Federation of Tax Administrators; SNL Financial; U.S. Department of Labor; U.S. Census; 2012 state tax revenue and 2011 state personal income
CITY OF JACKSONVILLE HIGHLIGHTS
(1)
LARGEST EMPLOYERS IN JACKSONVILLE
(2)
HISTORICAL UNEMPLOYMENT RATE
(3)
DEMOGRAPHICS
(4)
7.0%
7.4%
7.6%
3.0%
5.0%
7.0%
9.0%
11.0%
13.0%
Jun.
2013
Dec.
2012
Jun.
2012
Dec.
2011
Jun.
2011
Dec.
2010
Jun.
2010
Dec.
2009
Jun.
2009
Dec.
2008
Jun.
2008
Jacksonville MSA
Florida
U.S.
Jacksonville MSA unemployment
rate at 7.0%; down from 11.9% in
March 2010
4.3%
7.0%
18.3%
4.4%
3.5%
7.6%
13.4%
6.2%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
16.0%
18.0%
20.0%
Proj. Population
Change 2012–
2017
Jun. 2013
Unemployment
Rate
Proj. Median HH
Income Change
2012–2017
State Taxes as %
of Personal
Income
Jacksonville MSA
Nation
Florida
FL has no
individual
income tax
Major deep water port that ranks with New York as the top two largest handlers of vehicles in the U.S.
Recently underwent a major expansion and renovation to provide expanded facilities in anticipation of Panama Canal expansion
Employer Type of Business Employees
Naval Air Station Jacksonville U.S. Navy
25,240
Duval County Public Schools Public education
14,480
Naval Station Mayport U.S. Navy
9,000
City of Jacksonville Municipal government
8,820
Baptist Health Hospital
8,270
Bank of America Merrill Lynch Bank
8,000
Florida Blue Health Care
6,500
Mayo Clinic Health Care
4,970
Citi Consumer finance
4,200
JP Morgan Chase Bank
4,200
United Parcel Service Parcel Delivery
4,100
CSX Transportation
4,000
St. Vincent's Medical Center Hospital
4,000
U.S. Postal Service Mail Delivery
3,790
University of Florida Health at Jacksonville Education
3,500
Wells Fargo Bank
3,500
Jacksonville Sheriff's Office City Government
3,300
Fleet Readiness Center Maintenance / Repair
3,200
Florida State College at Jacksonville Education
3,100
AT&T Telecommunications
2,600
th
th

INVESTMENT HIGHLIGHTS
Tangible results from execution of strategic plan
Successful capital raise and Asset Sale at December 31, 2012
Reduction in NPAs and operational profitability
Repositioning of loan and deposit portfolios to diversify balance sheet and enhance profitability
Supplemented management and added three new Board members
Opportunity to invest with proven institutional investors at attractive valuation
CapGen owns 49.9% of voting common stock (two Board seats)
Same price per common share, $0.50, as December 31, 2012 Private Placement
Balance sheet clarity with execution of Asset Sale
Reversal of DTA valuation allowance would result in increased book value by approximately $0.26 per share
Significant allowance (4.5% of total loans) further minimizes balance sheet risk
Significant opportunity to grow organically and through M&A in the vibrant Jacksonville MSA